UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (September 2, 2024).

Exhibit 99.2	India: TotalEnergies to Invest in a New Solar Portfolio of over 1 GW with Adani Green (September 3, 2024).

Exhibit 99.3	Disclosure of Transactions in Own Shares (September 9, 2024).

Exhibit 99.4	Decarbonization: TotalEnergies joins the first Japanese fund dedicated to the development of low-carbon hydrogen (September 12, 2024).

Exhibit 99.5	Disclosure of Transactions in Own Shares (September 16, 2024).

Exhibit 99.6	Long term LNG sales in Türkiye: TotalEnergies will supply 1.1 million tons per year to BOTAŞ for 10 years (September 18, 2024).

Exhibit 99.7	Long-term LNG sales in China: TotalEnergies will supply 1.25 million tons per year to CNOOC until 2034 (September 19, 2024).

Exhibit 99.8	Argentina: Production Start-up at Fenix Offshore Gas Field (September 20, 2024).

Exhibit 99.9	Air France-KLM ramps up its SAF offtake agreement with TotalEnergies, which will supply up to 1.5 million tons of more sustainable aviation fuel over a 10-year period (September 23, 2024).

Exhibit 99.10	South Korea: TotalEnergies will supply 200,000 tons per year of LNG to HD Hyundai Chemical until 2033 (September 24, 2024).

Exhibit 99.11	Disclosure of Transactions in Own Shares (September 24, 2024).

Exhibit 99.12	Norway: Northern Lights facilities completed and ready to store CO2 (September 26, 2024).

Exhibit 99.13	Article in Politico: TotalEnergies publishes Mozambique LNG response (September 26, 2024).

Exhibit 99.14	U.S.A.: TotalEnergies Enhances Gas Value Chain Integration by Acquiring Producing Assets in the Eagle Ford Basin (September 27, 2024).

Exhibit 99.15	Renewables: TotalEnergies Starts Up its Largest Utility-Scale Solar Farms with Batteries in the United States (September 30, 2024).

Exhibit 99.16	Disclosure of Transactions in Own Shares (September 30, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer